UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-41987

U-BX Technology Ltd.

Zhongguan Science and Technology Park
No. 1 Linkong Er Road, Shunyi District, Beijing
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

On June 30, 2025, Mr. Kongfei Hu tendered his resignation as a director and the Chair of Compensation Committee, a member of Nominating and Corporate Governance Committee and a member of Audit Committee of U-BX Technology Ltd. (the “Company”), effective June 30, 2025. Mr. Kongfei Hu’s resignation was not a result of any disagreement with the Company’s operations, policies or procedures.

On June 30, 2025, approved by the Board of Directors, the Nominating Committee and the Compensation Committee of the Company, Ms. Shaolan Ma was appointed as a director and the Chair of Compensation Committee, and a member of Nominating and Corporate Governance Committee and a member of Audit Committee, effective June 30, 2025.

The biographical information of Ms. Shaolan Ma is set forth below:

Ms. Shaolan Ma is a seasoned financial professional with 36 years of experience in enterprise management and financial risk management. She began her career at the Shaoyang Branch of the People's Bank of China, where she held various leadership roles from 1978 to 1995. She later held senior positions at Zhuhai Zhuguang Financial Company and Zhuhai Commercial Bank. In 1998, Ms. Ma played a key role in establishing the Zhuhai Branch of China Everbright Bank, where she served in multiple executive capacities including General Manager of Risk Management and Branch Office operations until her retirement in 2014.

Ms. Shaolan Ma does not have a family relationship with any director or executive officer of the Company. She has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

The Board has determined that Shaolan Ma is independent are independent, pursuant to the definition of independence under Rule 5605(a)(2) of the Nasdaq Listing Rules, based on an evaluation of the relationships between the Company and Shaolan Ma

Pursuant to the director offer letter by and between the Company and Ms. Shaolan Ma, dated June 30, 2025, (the “Director Offer Letter with Shaolan Ma”), the term shall continue until her successor is duly elected and qualified. The Board of Directors may terminate the position as a director for any or no reason. The position shall be up for re-appointment every year by the Board of Directors of the Company. Ms. Shaolan Ma is entitled to compensation of CN¥50,000 (equal to approximately US$6,971) for each calendar year, payable on a quarterly basis. The offer letter is qualified in its entirety by reference to the complete text of the letter, which is filed hereto as Exhibit 10.1.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Director Offer Letter with Shaolan Ma, dated June 30, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

U-BX Technology Ltd.

Date: June 30, 2025	By:	/s/ Jian Chen
	Name:	Jian Chen
	Title:	Chief Executive Officer

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